

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 18, 2017

Via Email
Mr. Robert C. Cantwell
Chief Executive Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, NJ 07054

> **Re: B&G Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-32316**

Dear Mr. Cantwell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources